SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                  Commission File Number 1-10243

                           NOTIFICATION OF LATE FILING

(Check One):
[X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
[ ] Form N-SAR [ ] Form N-CSR

     For Period Ended: December 31, 2004

[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

     For the Transition Period Ended: ____________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant  BP PRUDHOE BAY ROYALTY TRUST

Former name if applicable N/A

Address of principal executive office (Street and number)

     c/o The Bank of New York, Trustee, 101 Barclay Street

City, state and zip code

     New York, New York 10286

                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      | (a) The reasons described in reasonable detail in Part III of this form
      |     could not be eliminated without unreasonable effort or expense;
      |
      | (b) The subject annual report, semi-annual report, transition report
      |     on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
      |     portion thereof will be filed on or before the 15th calendar day
[X]   |     following the prescribed due date; or the subject quarterly report
      |     or transition report on Form 10-Q, or portion thereof will be filed
      |     on or before the fifth calendar day following theprescribed due
      |     date; and
      |
      | (c) The accountant's statement or other exhibit required by Rule
      |     12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

          The Form 10-K of the registrant, BP Prudhoe Bay Royalty Trust (the "Trust"), could not be filed within the prescribed time period because the audited financial statements of the Trust and other information in the report dependant on the financial statements are not yet available.

          The Trust is administered by the corporate trust department of its Trustee, The Bank of New York. Due to the novelty of the requirements of
     Section 404 of the Sarbanes-Oxley Act of 2002, the Trustee engaged the services of a firm of independent consultants to conduct an evaluation of, and report on, the design effectiveness of the Trust's internal controls over financial reporting. The Trustee expects the consultants' report to be completed on or before March 31, 2005. The Trustee has been advised by KPMG LLP, the auditors of the Trust's financial statements, that they are unable to complete their audit of the financial statements until the consultants' evaluation has been completed.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

      Remo Reale                          212           815-2492
        (Name)                        (Area Code)   (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [ ] Yes [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                       BP PRUDHOE BAY ROYALTY TRUST
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 16, 2005

                                            THE BANK OF NEW YORK,
                                              As Trustee



                                            By: /s/ Remo Reale
                                               -----------------------------
                                                  Remo Reale
                                                  Vice President


          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

KPMG LLP
                        KPMG LLP                       Telephone 214 840 2000
                        Suite 3100                     Fax       214 840 2297
                        717 North Harwood Street       Internet  www.us.kpmg.com
                        Dallas, TX 75201-6585




March 15, 2005

BP Prudhoe Bay Royalty
Trust New York, New York

Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25, to be filed by BP Prudhoe Bay Royalty Trust (Trust) on or about March 16, 2005, which contains notification of the registrant's inability to file its Form 10-K by March 16, 2005. We have read the Trust's statements contained in Part III therein and we agree with the stated reason as to why we have been unable to complete our audit and report on the Trust's financial statements for the year ended December 31, 2004, to be included in its Form 10-K.

In connection with our audit of the financial statements of the Trust for the year ended December 31, 2004, we requested that the trustee provide us with the trustee's evaluation on the Trust's design of internal controls over financial reporting as of December 31, 2004. We have been informed that the trustee has not completed its evaluation of the design effectiveness of the Trust's internal controls over financial reporting, and therefore, we have been unable to complete our audit on the Trust's financial statements.

Very truly yours,

/s/ KPMG LLP

KPMG LLP


            KPMG LLP, a U.S. limited liability partnership is the US
             member firm of KPMG International, a Swiss cooperative